November 15, 2006


Mr. David R. Humphrey
Accounting Branch Chief
Securities and Exchange Commission
100 F Street N.E.
Mail Stop 3561
Washington D.C. 20549


Re:  Air Methods Corporation
     Form 10-K for the Year Ended December 31, 2005
     Commission File Number: 000-16079


Dear Mr. Humphrey,

Pursuant to my conversation with Ms. Kristin Shifflett on Monday, November 6, 2006, below is a summary of our Community Based Transports and Gross Fees for the nine months ended September 30, 2006 and the fiscal years ended December 31, 2005 and 2004. The following gross fees reconciled to the publicly filed financial statements after taking into consideration our contractual discounts with Medicare and Medicaid and some earnouts related to prior acquisitions.

                          Sept. 30, 2006   Dec. 31, 2005   Dec. 31, 2004
                          ---------------  --------------  --------------
Transports                         25,727          31,841          30,159

Gross Fees:
Base Fee                  $   232,470,132  $  240,169,118  $  169,934,928
Addt'l Mileage Based Fee  $    71,446,271  $   73,788,565  $   93,938,215
Medical Supplies          $       952,425  $    1,544,860  $      840,392

The Base Fee is our standard charge for the provision of service regardless of how long the transport takes. It is the minimum charge for medical services provided, including the use of the aircraft. The Additional Mileage Based Fee is an additional charge for the medical care provided by our trauma nurses and paramedics during the time of transport. Medical Supplies relate to consumables used during the patient transport. Included in Medical Supplies would be oxygen, medications, bandages, etc.

Please note that the rates for the Gross Fees are set by Air Methods and are not subject to regulation. We have total flexibility on how much we charge for the Base Fee and the

Additional Mileage Based Fee components. If we desired, our entire bill could be represented by just a Fee. Our Gross Fees are designed to cover all of our operational and corporate costs. The decision as to how we describe services in our billing is ours, and in essence is substantively for the provision of emergency medical services. It would be incorrect to associate the Additional Mileage Based Fee solely with the transportation component of our revenue. Consequently, we respectively point out to the staff that we believe that unbundling our revenue at this time would be arbitrary as these are inseparable components and would not be meaningful.

The Health Care Guide clearly includes 'emergency care facilities' and 'ambulatory care organizations' within its scope. We respectfully advise the staff that we do not believe that the provision of medical services while transporting should be viewed any differently than provision of medical services in an emergency room or ambulatory care facility which do not separately distinguish "facility" charges from "care" charges. We make significant investments in each of our aircraft units (1) to outfit the interiors of our aircraft with medical equipment, including medical monitoring, oxygen, and patient loading systems and (2) to train of all of our medical personnel and flight staff to provide our medical/life support services. Accordingly, we believe that approximately ninety-eight percent of our revenue is derived from the provision of emergency medical care services. In this regard, we point out that our primary sources of revenues are derived from billings for the transport of medical professionals (in our specially equipped helicopters) to locations where they provide emergency medical assistance to accident victims at the accident site and while in transport to hospital facilities. We also provide emergency medical transports for critically ill or injured patients between hospital facilities and provide life support/medical services during transport. We believe our services and our equipment are very similar to those services and equipment used in a typical emergency room and, accordingly, we do not believe that there should be any different accounting rules for us as opposed to a hospital.

We would appreciate the opportunity to discuss this with you further, if necessary, at your convenience.

                  * * * * * * * * * * * * * * * * * * * * * *

As part of this response, Air Methods acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filings, that the staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings, and Air Methods may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at 303-792-7400 if you should have any further questions or comments.

Sincerely,

Trent  J.  Carman
Chief  Financial  Officer
Air  Methods  Corporation